Exhibit 99.1

ASM International N.V.

publishes Interim Financial Report for the six-month period

ended June 30, 2011

ALMERE, The Netherlands – August 05, 2011 – ASM International N.V. (NASDAQ: ASMI and Euronext Amsterdam: ASM) today published its Interim, IRFS based, Financial Report for the six-month period ended June 30, 2011. This report includes an Interim Management Board Report, a responsibility statement and Consolidated Condensed Interim Financial Statements prepared in accordance with IAS 34 (Interim Financial Reporting). The Interim Financial Report comprises regulated information within the meaning of the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht) and is available in full on our website www.asm.com.

On July 27, 2011 ASM International published second quarter results according to US GAAP and IFRS.

About ASM International

ASM International N.V., headquartered in Almere, the Netherlands, and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. ASM International and its subsidiaries provide production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s website at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, corporate transactions, financing and liquidity matters, the success of restructurings, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

CONTACTS:

Investor Relations:
Erik Kamerbeek	Mary Jo Dieckhaus
+31 881008500	+1 212-986-2900
Erik.Kamerbeek@asm.com	MaryJo.Dieckhaus@asm.com